Filed Pursuant To Rule 433
Registration No. 333-158105
May 22, 2009

DATE	05/21/2009
TIME	00:00 - 00:00
STATION	Internet (—)
LOCATION	Internet
PROGRAM	Gold’s Tug of War
BROADCAST TRANSCRIPT
ALEX, reporting:
Gold demand rose 38 percent in Q1, but jewelry demand fell 24 percent. What does this mean for the landscape of gold? I’m here with George Milling-Stanley of the World Gold Council. George, thank you so much for being here with me.
Mr. GEORGE MILLING-STANLEY (World Gold Council): Thanks for inviting me, Alex.
ALEX: So what does this mean for gold going forward?
Mr. MILLING-STANLEY: I think it shows the robust nature of the mark—the market dynamic with the—when jewelry demand goes down mainly because of the—what’s been happening with the economy, but investment demand really picked up very, very sharply and actually took up the slack so that we had increased demand in the first quarter compared with the first quarter of last year. That’s a pretty healthy market when it has compensatory factors like that.
ALEX: But usually jewelry demand is the base behind gold. And if we lose that and investing demand is more cyclical, are we looking at problems going forward?
Mr. MILLING-STANLEY: I think if we—if we were to lose that there would definitely be problems. I think what we’re really looking at here is this is a temporary downturn in the economy. We don’t know how long it’s going to last; it could be quite a while, but—but consumer confidence will come back, purchasing power will return, people will go back to buying gold jewelry. There’s a very strong affinity for gold jewelry in many, many countries around the world. It will recover, but I think investment demand has gone up a notch and that may well be maintained, which could be very healthy for the market going forward.
ALEX: What are some factors you’re seeing that will help us sustain itself?
Mr. MILLING-STANLEY: Oh, I think the world is in an awful lot of trouble right now economically. I think people have moved a bit away from capital appreciation and more to a focus on wealth preservation, and that has to be very, very good for gold demand because gold does work to preserve wealth, and it has done for 6000 years. People know that they can rely on gold to preserve their wealth when everything else is going to pieces. And that’s the kind of situation we’re in.
ALEX: Unfortunately, too. What was the main investment demand? Was it the gold ETF?
Mr. MILLING-STANLEY: Yeah, I think this time around the gold ETF really did—did take the lead. In recent—recent quotas we’ve seen stronger demand for the traditional bars and coins, but this time it was definitely the ETF demand. And that has been very, very healthy for the market, attracting a whole new group of investors who had no outlet to—to buy gold before and that’s been very, very good for demand. And that really showed in Q1 this year.
ALEX: All right, and a lot of analysts are telling me they’re cautious going forward for the next year, but
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what would be your big takeaway?
Mr. MILLING-STANLEY: Oh, I’m always very, very cautious, but I’m also very, very optimistic having seen that compensated re-effect I talked about investment replacing the—the thrust of jewelry demand...
ALEX: Mm-hmm.
Mr. MILLING-STANLEY: ...and still driving the price pretty good. So I’m pretty confident looking forward.
ALEX: All right. Thanks so much, George.
(c) Copyright 2009 VMS. All rights reserved. Material supplied by VMS may be used for internal review, analysis, or research only. Any editing, reproduction, publication, rebroadcast, public showing, or internet display is forbidden and may violate copyright laws. Check http://media.vmsnews.com/methodology_notice.htmlfor additional copyright notices, methodology statements, and disclaimers.

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